ANNUAL REPORT 2001

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                                                                    EXHIBIT 99.1




                               ANNUAL REPORT 2001





                       VERSATEL TELECOM INTERNATIONAL N.V.





                                 [VERSATEL LOGO]

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INDEX

Part I         Introduction....................................................3

Part II        Recommendation of the Board of Supervisory Directors............5

Part III       CEO's Overview..................................................8

Part IV        Financial Statements...........................................11

Part V         Other Information..............................................44

Part VI        Form 20-F......................................................49

Part VII       Report of Stichting Continuiteit Versatel
                   Telecom International.....................................S-1

Part VIII      Report of Stichting Prioriteit Versatel
                   Telecom International.....................................S-5

Part IX        Glossary......................................................G-1

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Certain statements in this Annual Report 2001 are "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of Versatel Telecom International N.V. only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the Company, we refer to the Company's reports to be filed from time to time with the U.S. Securities and Exchange Commission.

The Versatel brand is a registered trademark.

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                               Part I Introduction

                                       3
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Introduction

This report consists of the following parts, jointly forming the Annual Report 2001 of Versatel Telecom International N.V. (hereinafter "Versatel" or "the Company"):

o    Recommendation of the Board of Supervisory Directors
o    CEO's overview
o    Financial Statements
o    Other Information
o    Form 20-F
o    Report of Stichting Continuiteit Versatel Telecom International
o    Report of Stichting Prioriteit Versatel Telecom International
o    Glossary

Versatel's ordinary shares are listed on the Euronext Exchanges in Amsterdam and its American Depositary Shares on the Nasdaq National Market in the United States. Versatel is required to comply with extensive reporting requirements in the United States. As part of its U.S. reporting obligations, Versatel filed an annual report on Form 20-F for the year ended December 31, 2001, with the U.S. Securities and Exchange Commission (SEC) on March 29, 2001. The information provided in the Form 20-F is more extensive than required under Dutch regulations. The Form 20-F is included in an unabridged version in this Annual Report.

The Form 20-F consists of, amongst others:

o    Certain key financial data for the last five years;
o    An elaborate qualitative description of the Company and its operations;
o A description of the risk factors associated with the Company, its shares, the telecommunications market and the regulatory environment in which the Company operates; and
o An elaborate description of the Company's operating results and its liquidity and capital resources.

All Versatel's reporting is in the English language. A translation in Dutch of the "CEO's overview" is available and can be requested by e-mail to pr@versatel.nl or by written request to the Company, for the attention of the pr-department.

Versatel Telecom International N.V.

Postal address:
PO Box 22697
1100 DD  Amsterdam-Zuidoost
The Netherlands

Visiting address:
Hullenbergweg 101
1101 CL  Amsterdam-Zuidoost
The Netherlands

Tel: +31 20 750 1000
Fax: +31 20 750 1001
Website: www.versatel.com

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          Part II Recommendation of the Board of Supervisory Directors



                                       5
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             Recommendation of the Board of Supervisory Directors of
                       Versatel Telecom International N.V.
                     to the General Meeting of Shareholders
--------------------------------------------------------------------------------

In accordance with Article 31 section 3 of the Articles of Association of the Company, the Board of Supervisory Directors of Versatel is pleased to recommend the adoption of the annual accounts for the year 2001.

The annual accounts are accompanied by an unqualified auditor's opinion issued by Arthur Andersen, appointed by the General Meeting of Shareholders to audit the annual accounts 2001.

The annual accounts have been signed by the Board of Management and the Board of Supervisory Directors.

The annual accounts are accompanied by the annual report compiled by the Board of Management and by the information to be added in accordance with Article 392 section 1 of Book 2 of the Dutch Civil Code.

The number and composition of the Board of Supervisory Directors has not changed in the past year.

In the financial year 2001, the Board of Supervisory Directors held 10 meetings in the presence of the Board of Management. The most important issues that were discussed were the budget, the strategy, the overall operational development of the Company and the financing of the Company's business, in particular in connection with the financial restructuring and the proposed exchange offer to all the Company's bondholders as announced on October 10, 2001 and revised on March 21, 2002. In addition, matters such as the performance of various units of the Company, the risks involved in the enterprise and the medium and long-term strategic planning were discussed. Particular attention was given to a thorough presentation of the quarterly and annual accounts, in close cooperation with the Audit Committee and the auditors.

As is customary, in this financial year the Board of Supervisory Directors also met without the presence of the Board of Management and, amongst other things, discussed its own performance, the relationship between the Board of Management and the Board of Supervisory Directors, the composition and the assessment of the Board of Management as well as its remuneration.

The Board of Supervisory Directors recommends the General Meeting of Shareholders to adopt the annual accounts.

Corporate Governance

The Board of Supervisory Directors and the Board of Management of Versatel subscribe in general to the recommendations of the Committee on Corporate Governance in The Netherlands, dated June 25, 1997.

The Board of Supervisory Directors has drafted a meeting schedule for the financial year 2002.

On May 14, 2001, during the Annual Meeting of Shareholders, Versatel informed the Shareholders of its intention to enhance the possibility to vote by proxy (stemmen op afstand) and to take the necessary steps for implementation. The Supervisory Board gave its support to this proposal. As the Annual Meeting of Shareholders in 2002 will be the first general shareholders' meeting since May 14, 2001, a proposal to amend the articles of association in order to make voting by proxy possible will be submitted to the General Meeting of Shareholders in May 2002.

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Because of the high costs associated with the implementation of proxy voting, in particular in view of the current financial position of Versatel, the Board of Management and the Board of Supervisory Directors have decided to reconsider taking the necessary steps for implementation following completion of Versatel's financial restructuring.

The Board of Supervisory Directors is pleased with the overall results of the past financial year, in particular in view of the difficult market conditions. Also, it supports the financial restructuring and the exchange offer as proposed by Versatel as it believes that a successful financial restructuring would better ensure Versatel's future ability to strengthen its position in the telecommunications market and is in the best interests of all of Versatel's stakeholders, including shareholders and bondholders. The Board of Supervisory Directors appreciates the continuous dedication of all employees to support the business, even more considering the current economic conditions in the telecommunications market.

Amsterdam, March 26, 2002


The Board of Supervisory Directors


Mr. Gary Mesch                              Chairman

Mr. Leo van Doorne                          Deputy Chairman

Mr. Hans Wackwitz

Mr. Sander van Brummelen

Mr. James Meadows

Mr. Jorg Mohaupt

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                             Part III CEO's Overview


                                       8
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CEO's Overview


The year 2001 can best be characterized as a year of focus for Versatel. We streamlined our business to focus on our core strategy of providing "on-net" services in order to better utilize our dense local access network and growing central office footprint in our target markets. In doing so, Versatel has transformed from a company in its early stages to a well-established alternative telecommunications operator in our core markets. As a result, amidst the downturn in the economy in 2001, we were able to achieve significant improvement in all the important operating metrics including revenue, gross margin and EBITDA and we look forward to building upon these successes in 2002.

A major accomplishment for Versatel in 2001 was our evolution from a network builder into a sales and marketing organization focused on adding value for business customers. The benefits of this evolution can be seen in several large contract wins that we announced during 2001. We extended our long-term relationship with the GAK Group. Additionally, we launched our IP based Virtual Private Network ("IP-VPN') services with the signing of a long-term contract with the Achmea Group to connect 32 customer sites. With the launch of IP-VPN services, Versatel has gained a critical first-mover advantage in its markets and will continue to exploit this advantage in the coming year.

Additionally, at the end of 2001, we introduced a bundled service product in The Netherlands offering an ISDN, voice and dedicated broadband Internet access product over DSL to the business community. This bundled service offering has provided Versatel the opportunity to expand our current addressable market and customer base. The introduction of DSL technology as a medium to provide a bundled service offering in 2001 underlines our commitment to providing our customers with the most advanced telecommunications solutions. With the introduction of our IP-VPN service and our bundled service offering over DSL, Versatel has added innovative products to our existing suite of services that, in combination with our own fiber optic local access network, forms a strong asset for future growth.

The successful introduction of new products and customer wins is a direct result of the breadth of our local access network in the Benelux and northwest Germany. We have completed our primary local access build and the majority of our capital expenditures going forward will be spent to directly connect new customers to our network. In doing so, we will deploy access technologies based on economic returns to maximize our financial flexibility and broaden our addressable market for "on-net" services.

A key component to the success of our "on-net" strategy is our asset base. With over 4,900 km of backbone fiber network installed and over 2,200 km of local access fiber operational, we believe we are firmly entrenched as the second operator for the business market behind the former monopoly operators in our core markets. However, our competitive advantage is rooted in our ability to satisfy our customers' needs by offering a variety of custom-tailored solutions and service offerings due to the breadth and flexibility of our network.

The successes of 2001 have not come without hard work and unfortunate sacrifices. During the year, we were forced to announce several restructuring initiatives within our organization in order to bring our cost structure in line with the current market opportunities. Although restructurings are never pleasant, I am pleased with the means by which we completed these initiatives and the cooperation and support that we have received from our employees and organization. A strength of Versatel still lies in the quality of our human capital and I believe we have one of the most motivated and capable work forces in our market.

Recently, Versatel announced that it has reached agreement with an ad hoc bondholder committee with respect to the terms and conditions of a revised debt restructuring. The committee is part of a wider group of holders of notes that collectively owns approximately 74% of the initial

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principal amount of our outstanding notes. The members of the committee collectively hold approximately 33% of such notes. In exchange for cash and 80% of Versatel's equity, we are offering to repurchase up to (euro)1.7 billion of debt and eliminate (euro)150 million of annual cash interest payments. Having proactively and constructively negotiated this deal with the committee, we believe its terms are in the best interest of Versatel, our employees, customers, suppliers and the holders of all our securities, including shareholders. Versatel intends to commence the exchange offer shortly.

While 2001 was a year of challenges and transformation for Versatel, the cornerstone of our future success still lies in the combination of our extensive product portfolio, our own high quality fiber network and our commitment to customer service. We will continue to strive to meet the evolving telecommunications needs of our customers. I am confident that with the quality of our asset and employee base, combined with hard work and resilience we will meet the challenges that lay ahead.



Amsterdam, March 26, 2002
On behalf of the Executive Board,

/s/ Raj M. Raithatha
Raj M. Raithatha
Chief Executive Officer

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                          Part IV Financial Statements


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                       Versatel Telecom International N.V.



                        Consolidated Financial Statements


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Consolidated balance sheet
at December 31, 2001

(Before appropriation of net result)
(Currency - thousands of euro)

                                                       2001             2000
                                                    -----------     -----------
                                                      (euro)           (euro)
ASSETS

Fixed assets
Intangible fixed assets............................     251,425         287,098
Tangible fixed assets..............................     939,896         767,157
Financial fixed assets.............................       8,048          11,003
                                                    -----------     -----------
      Total fixed assets...........................   1,199,369       1,065,258
                                                    -----------     -----------

Current assets
Inventory..........................................      28,115           9,804
                                                    -----------     -----------

Accounts receivable
Trade..............................................      68,884          74,807
Unbilled revenues..................................      11,078          12,327
Other receivables and prepaid expenses.............      26,719          51,568
                                                    -----------     -----------
                                                        106,681         138,702
                                                    -----------     -----------

Restricted cash....................................           -          26,009
Cash...............................................     722,105       1,177,867
                                                    -----------     -----------
                                                        722,105       1,203,876
                                                    -----------     -----------

      Total current assets.........................     856,901       1,352,382
                                                    -----------     -----------

      Total assets.................................   2,056,270       2,417,640
                                                    ===========     ===========


SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                    (26,694)        341,318
                                                    -----------     -----------

Long-term liabilities
Senior notes and convertible loans.................   1,728,875       1,684,642
Long-term debt.....................................      11,850          25,648
Long-term lease obligations........................      12,612           1,369
                                                    -----------     -----------
      Total long-term debt.........................   1,753,337       1,711,659
                                                    -----------     -----------

Short-term liabilities
Short-term portion of long-term lease
  obligations......................................       1,080           1,334
Accounts payable...................................     118,651         128,716
Accrued liabilities................................     188,676         218,152
Unearned revenue...................................      21,220          16,461
                                                    -----------     -----------
      Total short-term liabilities.................     329,627         364,663
                                                    -----------     -----------

      Total shareholders' equity and
  liabilities......................................   2,056,270       2,417,640
                                                    ===========     ===========

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Consolidated statement of income
for the year ended December 31, 2001

(Currency - thousands of euro)

                                                        2001            2000
                                                    ----------        ---------
                                                      (euro)            (euro)

Revenues                                               255,733          181,469
                                                    ----------        ---------

Cost of revenues
Direct cost of revenues............................    154,399          133,565
Wages and salaries.................................     66,740           68,725
Social securities..................................     10,501           10,554
Pension cost.......................................      3,247            1,144
Stock based compensation...........................      5,695            7,034
Tax penalties......................................      2,978                -
Restructuring expense..............................     11,240                -
Advertising and marketing expenses.................      8,989           30,009
Depreciation of tangible fixed assets..............    110,259           64,857
Amortization of intangible fixed assets............     28,333           26,661
Other cost of revenues.............................     76,137           95,928
                                                    ----------        ---------
                                                       478,518          438,477
                                                    ----------        ---------

Operating loss.....................................   (222,785)        (257,008)
                                                    ----------        ---------

Financial income and expense
Result from investing activities...................         21          (21,345)
Interest income....................................     45,466           57,629
Interest expense...................................   (184,103)        (168,761)
Currency exchange loss.............................    (30,192)         (32,695)
                                                    ----------        ---------
                                                      (168,808)        (165,172)
                                                    ----------      -----------

Loss before taxation, minority interest and
extraordinary item.................................   (391,593)        (422,180)

Credit from income tax ............................         -                41
                                                    ----------        ---------

Loss after taxation before minority interest and
extraordinary item ................................   (391,593)        (422,139)

Minority interest .................................         -               792
                                                    ----------        ---------

Loss before extraordinary item.....................   (391,593)        (421,347)

Extraordinary item ................................     13,032               -
                                                    ----------        ---------

Net loss...........................................   (378,561)        (421,347)
                                                    ==========        =========

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Earnings per share
for the year ended December 31, 2001

(Currency - thousands of euro, except for net loss per share)

                                                        2001          2000
                                                      -------       -------
                                                       (euro)        (euro)


Net loss per share (Basic and Diluted) excluding
extraordinary item.................................     (4.31)        (4.92)
Extraordinary item per share (Basic and Diluted)...      0.14            -
                                                      -------       -------

Net loss per share (Basic and Diluted).............     (4.17)        (4.92)
                                                      =======       =======


The calculation of earnings per share is based on the net loss for the year and on 90,872 thousand (2000 - 85,661 thousand) ordinary shares, being the weighted average number of ordinary shares in issue.

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Consolidated cash flow statement
for the year ended December 31, 2001

(Currency - thousands of euro)

                                                          2001          2000
                                                      -----------    ----------
                                                         (euro)        (euro)
Cash flows from operating activities
Net loss                                                 (378,561)     (421,347)
Adjustments to reconcile net loss to net cash used
  in operating activities
    Depreciation and amortization....................     138,592        91,518
    Amortization finance cost........................       6,705         7,928
    Currency translation movement....................      30,580        30,628
    Gain on sale of fixed assets.....................     (18,703)       (6,511)
    Accreted Interest on convertible notes...........      32,203        26,538
    Stock based compensation.........................       5,695         7,034
    Profit on extinguishment of debt.................     (13,032)            -
Changes in other operating assets and liabilities
    Accounts receivable..............................       5,923       (53,675)
    Inventory........................................     (18,311)         (248)
    Prepaid expenses and other.......................      31,385        (9,236)
    Accounts payable.................................     (10,064)       27,107
    Unearned revenue.................................       4,759        14,102
    Accrued liabilities..............................     (24,153)       95,123
                                                      -----------    ----------

Net cash used in operating activities................    (206,982)     (191,039)
                                                      -----------    ----------

Cash flows from investing activities
Capital expenditures.................................    (251,926)     (466,884)
Proceeds from disposal of fixed assets...............           -        16,324
Finance costs capitalized............................           -       (19,499)
Acquisition of business, net of cash acquired........        (223)     (103,540)
Net proceeds from sale of business...................           -        13,194
                                                      -----------    ----------

Net cash used in investing activities................    (252,149)     (560,405)
                                                      -----------    ----------

Cash flows from financing activities
Payments under capital lease obligations.............         205       (39,377)
Proceeds from (redemption of) short-term loans.......      (6,902)       16,061
Proceeds from (redemption of) long-term debt.........     (13,799)       15,504
Proceeds from (redemption of) senior notes and
  convertible loans..................................      (9,079)      655,611
Restricted cash paid as interest.....................      28,090        48,768
Proceeds from exercised warrants.....................         293         2,369
Proceeds from exercised options......................       1,095         2,745
Shareholder contributions............................       3,466       242,848
                                                      -----------    ----------

Net cash provided by financing activities............       3,369       944,529
                                                      -----------    ----------

Net increase/(decrease) in cash......................    (455,762)      193,085
Cash, beginning of the year..........................   1,177,867       984,782
                                                      -----------    ----------

Cash, end of the year................................     722,105     1,177,867
                                                      ===========    ==========

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Notes to consolidated financial statements
at December 31, 2001

(Currency - thousands of euro)

1    General

a)  General

Versatel Telecom International N.V. ("Versatel" or the "Company"), incorporated in Amsterdam on October 10, 1995, provides international and national telecommunication services in The Netherlands, Belgium and northwest Germany.

As of January 1, 2000, Versatel published its financial statements in euro. Prior to this date, Versatel published its financial statements in Dutch guilders. We have restated the financial statements and the notes presented herein for the periods prior to January 1, 2000 in euro using the fixed conversion rate of NLG 2.20371 per (euro) 1.00 established in connection with the implementation of the third stage of European Monetary Union.

The financial data reported in euro depict the same trend as would have been presented if Versatel had continued to present financial statements in NLG. The financial data for the years ended December 31, 1999, 1998 and 1997, will not be comparable to the financial statements of other companies that report in euro and that restated amounts from a different currency than Dutch Guilders.

b)  Additional US-listing disclosures

Versatel's ordinary shares are listed on the Official Segment of Euronext Amsterdam N.V. and our American Depository Shares ("ADS's") are listed on the Nasdaq National Market in the United States of America. Additional disclosures made in Form 20-F item 19 for US-GAAP reporting are not included in these financial statements.

c)  Financial Position and Operations

Since its founding, Versatel has invested significant capital to build and operate its network and fund its operating losses and interest expense.

For the year ended December 31, 2001, we had a loss from operating activities of
(euro) 222.8 million and negative Adjusted EBITDA (which consists of earnings
(loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, results from investing activities and foreign exchange gain (loss)) of (euro)
64.3 million. For the year ended December 31, 2000 we had a loss from operating activities of (euro) 257.0 million and negative Adjusted EBITDA of (euro) 158.5 million. We expect to continue to incur significant further operating losses for the foreseeable future. Although the proposed exchange offer would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

In order to achieve positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA is included because management believes it is a useful indicator of a company's ability to incur and

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service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA, identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Please note that the definition of Adjusted EBITDA as applied in the audited financial statements for the years 1997, 1998, 1999 and 2000 is different from the above definition. In the new definition for Adjusted EBITDA, stock based compensation, tax penalties and restructuring expenses are included.

The ability to attract and provision new customers directly to our network with fiber, DSL technology, other copper access technologies or leased lines will have a significant impact on Versatel's ability to achieve positive Adjusted EBITDA and eventual net profit. To date, Versatel has made significant progress in connecting new buildings to its network. Versatel continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel's brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

For the year ended December 31, 2001, the company had a net loss of (euro) 378.6 million. In addition, Versatel had an accumulated deficit of (euro) 1,039.7 million as of December 31, 2001. We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for each of the years ended December 31, 2001, 2000 and 1999 was
(euro) 251.9 million, (euro) 466.9 million and (euro) 173.8 million, respectively. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to (euro) 274.9 million. We expect total capital expenditure for 2002 to be significantly below 2001 levels.

As of December 31, 2001, we had negative working capital (excluding cash, cash equivalents and marketable securities) of (euro) 194.8 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain out standing will decrease.

On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes. The offer is to exchange up to 100% of our notes outstanding for cash and ordinary shares of Versatel.

Upon completion of the intended exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than (euro) 50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is

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unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

The exchange offer is conditioned on the receipt of tenders of at least 99% in aggregate of the initial principal amount of the notes currently outstanding. If we do not receive tenders of at least 99% in aggregate of initial principal amount of all notes currently outstanding, but we do receive sufficient affirmative votes in favor of a plan of composition, we currently intend to effect our financial restructuring by filing a request for a suspension of payments with a Netherlands court. In addition we may file a chapter 11 petition in a United States Bankruptcy court seeking confirmation of the plan of reorganization if we have sufficient votes to seek confirmation of such plan, but not without also filing a request for suspension of payments. If the plan of composition was to be ratified, all holders of notes, including the holders of the notes that do not tender their notes pursuant to the terms of the exchange offer, would be bound to the terms of the plan of composition, 100% of the notes would be cancelled and the holders of notes would receive the same consideration that is offered in the exchange offer, except for the early tender payment. It is possible that the Netherlands court may decide not to ratify the plan of composition and it is also possible that the Netherlands court may declare Versatel bankrupt simultaneously with its refusal to ratify the plan. Such a declaration would put us into liquidation. Management believes that the possibility of this outcome is limited.

d)  Reclassifications

Certain prior year balances have been reclassified to conform to the current year's presentation.

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2    Principles of Consolidation

The accompanying consolidated financial statements include the operations of the following subsidiaries as of December 31, 2001:

                                                                                                Percentage
Name                                                 Legal Seat                                 Ownership
----------------------------------------             ----------------------------               ----------
Versatel Telecom Europe B.V.                         Amsterdam, The Netherlands                    100%
Versatel Telecom Netherlands B.V.                    Amsterdam, The Netherlands                    100%
Versatel Belgium N.V.                                Antwerpen, Belgium                            100%
Bizztel Telematica B.V.                              Leeuwarden, The Netherlands                   100%
CS Net B.V.                                          Waddinxveen, The Netherlands                  100%
CS Engineering B.V.                                  Waddinxveen, The Netherlands                  100%
7-klapper Beheer B.V.                                Haarlem, The Netherlands                      100%
Vuurwerk Internet B.V.                               Haarlem, The Netherlands                      100%
Vuurwerk Access B.V.                                 Haarlem, The Netherlands                      100%
ITinera Services N.V.                                Kortrijk, Belgium                             100%
Svianed B.V.                                         Amsterdam, The Netherlands                    100%
Zon Nederland N.V.                                   Amsterdam, The Netherlands                    92%
Versatel Deutschland Holding GmbH                    Dortmund, Germany                             100%
Versatel Deutschland Verwaltungs GmbH                Dortmund, Germany                             100%
Versatel Deutschland GmbH & Co. KG                   Dortmund, Germany                             100%
KomTel Gesellschaft fur Kommunikations
  und Informationsdienste mbH ("KomTel")             Flensburg, Germany                            80%
KomTel Telecommunications Services GmbH              Frankfurt, Germany                            100%
Klavertel N.V.                                       Gravenwezel, Belgium                          100%
Compath N.V.                                         Antwerpen, Belgium                            100%
MMDI N.V.                                            Antwerpen, Belgium                            100%
Versatel Internet Group N.V.                         Amsterdam, The Netherlands                    100%
Versatel Internet Group Belgium N.V.                 Wemmel, Belgium                               100%
Versatel 3G N.V.                                     Amsterdam, The Netherlands                    100%
Versapoint N.V.                                      Amsterdam, The Netherlands                    100%
Versapoint GmbH                                      Dortmund, Germany                             100%
Versapoint Private Ltd.                              England and Wales, United Kingdom             100%
Versapoint B.V.                                      Amsterdam, The Netherlands                    100%
Versapoint N.V. (Belgium)                            Wemmel, Belgium                               100%
Versapoint S.A.                                      Paris, France                                 100%

The consolidated financial statements include the accounts of Versatel and all entities in which Versatel has a controlling voting interest ("Subsidiaries"). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by Versatel during 2001. All significant intercompany transactions have been eliminated.

Minority interest in the consolidated statement of operations represents the minority shareholders' share of the income or loss of the consolidated Subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated Subsidiaries, adjusted for their proportional share of the income or loss of the Subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the Subsidiary, Versatel recognized the entire net loss of such Subsidiary.

Versatel holds certain investments accounted for under the equity method. Versatel accounts for an investment under the equity method if the investment gives Versatel the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if Versatel has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

As of December 31, 2001, Versatel accounted for the following investments at the lower of cost or net realizable value:

                                                                                                Percentage
Name                                                 Legal Seat                                 Ownership
----------------------------------------             ----------------------------               ----------
Internet Ventures Group B.V. (also                   Amsterdam, The Netherlands                     9%
known as Hot Orange)
Cedron Holding B.V. (formerly known as               Amsterdam, The Netherlands                     5%
Consumerdesk Holding B.V.)
DOKOM Gesellschaft fur                               Dortmund, Germany                             10%
Telekommunikation mbH
RuhrNET Gesellschaft fur                             Schwerte, Germany                             24%
Telekommunikation mbH
BORnet GmbH                                          Stadtlohn, Germany                             5%

3    Accounting Principles

a)  General

The consolidated balance sheet, consolidated statement of income and consolidated cash flow statement have been prepared on the historical cost basis, in accordance with United States generally accepted accounting principles ("US GAAP"). These accounting principles have been applied consistently throughout the year and the preceding year and differ in some respects from the generally accepted accounting principles in The Netherlands ("Dutch GAAP").

The differences which have a material effect on net loss and shareholders' equity are disclosed in note 23. This note together with the other notes to the financial statement provide additional information necessary to comply with the financial reporting requirements included in part 9, book 2 of The Netherlands civil code.

Assets and liabilities are stated at face value unless indicated otherwise.

b)  Foreign Currency Transactions

The Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

c)  Intangible Fixed Assets

Goodwill originating from the acquisition of investments represents the difference of the fair value of the net assets and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying from 5 and 10 years.

Capitalized finance costs in connection with the issuance of long-term financing (senior notes and convertible loans) are amortized on a straight-line basis over the lifetime of the senior notes and convertible loans. Amortization is recorded as interest expense in the statement of income.

d)  Tangible Fixed Assets

Tangible fixed assets are stated at the acquisition cost, less straight-line depreciation. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

The estimated useful lives are:

Leasehold improvements                      5  years
Telecommunications equipment                2-30  years
Other tangible fixed assets                 3-5  years

Tangible fixed assets operated by Versatel under a financial lease agreement are capitalized. The related debt is presented under long-term lease obligations. The short-term portion is presented under short-term portion of long-term lease obligations.

Self-manufactured assets include all direct expenses incurred (e.g. work contracted out, direct labor, and material cost). Indirect expenses which can be attributed to this activity (e.g. finance expenses) are also capitalized. Depreciation is calculated using the straight-line method over the estimated useful life, taking into account residual values. Assets held for sale which meet the criteria in FASB Statement No. 121 continue to be included in fixed assets but are not depreciated.

e)  Financial Fixed Assets

Investments are stated at the lower of cost and net realizable value.

f)  Impairment of Assets

Versatel reviews its long-lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flow without interest costs. If the expected future undiscounted cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future undiscounted cash flows, impairment exists and is measured by the excess of the carrying value over the fair value of the asset.

g)  Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in first-out basis. Versatel's inventory primarily consists of routers and telecommunications equipment used to connect customers directly to our network.

h)  Accounts Receivable

Accounts receivable are stated at face value, less an allowance for possible uncollectible accounts.

i)  Recognition of Operating Revenues

Operating revenues are recognized when the service is rendered or assets are sold and collectability is probable. Invoices sent and cash received in advance of services rendered is recorded as unearned revenue. Cost of revenues is recorded in the same period as the revenue is recorded. Specifically, Versatel's policies are as follows:

Voice Revenues:

Operating revenues derived from providing various telecommunication services to customers include the following:

    o General Voice services: Versatel generates revenues from voice services through carrier select, dial around and least cost routing, ISDN and call termination services. Revenues are measured in terms of traffic minutes processed and are recognized in the period in which the connection is provided.

    o   Toll Free (0800) and premium dial-inServices: Versatel offers Toll-free
        (0800) and premium dial-in services. For Toll free services revenues are measured in terms of traffic minutes passed through to the customer and are recognized in the period in which these minutes are passed through. For premium dial-in services the company collects per minute fees and passes a portion of these fees on to a local content provider. As a result of Versatel acting as an agent, Versatel reports these fees on a net basis, whereby reported revenues only include that portion of the fees that are not passed on to a local content provider. These premium dial-in revenues are recognized in the period in which these minutes are passed through.

Data Revenues:

Operating revenues derived from providing various data services to customers include the following:

    o Direct Access services: Versatel provides high bandwidth services to business and residential customers and other local telecom and Internet service providers that are directly connected to its network. Invoices sent and cash received prior to services being rendered is recorded as unearned revenue and recognized ratably over the period of the specific arrangement.

    o Data Centers and Central Office Facilities services: Versatel provides co-location, telehousing and interconnect facilities services. Revenues related to these services are recognized ratably during the period in which these services are provided.

Internet Revenues:

Operating revenues derived from providing various internet services to customers include revenues from Dedicated Internet Connectivity, IP-Based Electronic Transaction services, Web and ISP hosting services. Revenues from these services are recognized in the period in which these services are provided. For the IP-Based Electronic Transaction services, revenues are derived from commissions on e-commerce transactions from consumers utilizing Versatel's network of websites. We recognize such revenues in the period that the user made the on-line purchase. Such revenues are recognized on a net basis, as Versatel does not act as a principal in the transaction.

Other Carrier Services Revenues (infrastructure sales):

Operating revenues derived from other Carrier Service Revenues relate to transactions where Versatel has sold infrastructure to other carriers. These transactions are accounted for in accordance with the requirements of Statement of Financial Accounting Standard ("SFAS") No. 66, "Accounting for Sales of Real Estate". Versatel recognizes revenue when the risks and rewards of ownership are transferred to the purchaser and after delivery to and acceptance by the buyer.

j)  Non-monetary transactions

Revenue is realized only when the earnings process is complete and an asset held for sale is sold and a productive asset is acquired. Furthermore, there must be a valid business purpose for the acquired productive assets. Non-monetary transactions of assets which meet the foregoing criteria are based on fair value, which is the same basis as that used in monetary transactions. Prices established for non-monetary transactions are market prices and are comparable to prices established for monetary sales and purchases. The assets purchased have been recorded as part of property, plant and equipment, and include the international fiber and capacity that Versatel required to complete its international network. Based on Versatel's business plan certain assets have been categorized as assets held for sale within fixed assets.

k)  Pension cost

The pension costs relate to the cost of a defined contribution scheme. Contributions for pensions are directly charged to the income statement.

l)  Income Taxes

The Company accounts for income taxes under the assets and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets, liabilities and carry forwards using enacted tax rates in effect for the year in which differences are expected to reverse or the carryforwards are expected to be utilized. Net deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not they will not be realized.

4    Intangible Fixed Assets

The movement in intangible fixed assets is as follows:

                                                                             Finance
                                                            Goodwill          Costs           Total
                                                           ----------       ----------      ----------
                                                             (euro)           (euro)          (euro)

Book value January 1..............................            245,663          41,435          287,098
Additions.........................................                609               -              609
Dispositions......................................                  -          (1,244)          (1,244)
Amortization......................................            (28,333)         (6,705)         (35,038)
                                                           ----------       ----------      ----------
Book value December 31............................            217,939          33,486          251,425
                                                           ==========       =========       ==========

Original cost.....................................            283,909          48,649          332,558
Accumulated amortization..........................            (65,970)        (15,163)         (81,133)
                                                           ----------       ---------       ----------

Book value December 31............................            217,939          33,486          251,425
                                                           ==========       =========       ==========

5    Tangible Fixed Assets

The movement in tangible fixed assets is as follows:

                                                                          Other
                                                                         tangible
                                   Leasehold      Telecommunications       fixed        Construction
                                 Improvements         equipment            assets        in progress        Total
                                 ------------     ------------------     ---------      -------------     ---------
                                    (euro)              (euro)             (euro)           (euro)          (euro)

Book value January 1.........        12,248              525,072            54,071          175,766         767,157
Retirements..................          (181)              (4,016)             (101)               -          (4,298)
Additions/ Transfers.........         1,377              329,305             6,724          (50,110)        287,296
Depreciation.................        (2,569)             (92,899)          (14,791)               -        (110,259)
                                   --------            ---------         ---------        ---------       ---------

Book value December 31.......        10,875              757,462            45,903          125,656         939,896
                                   ========            =========         =========        =========       =========

Original cost Accumulated....        16,650              952,011            86,338          125,656       1,180,655
Depreciation                         (5,775)            (194,549)          (40,435)               -        (240,759)
                                   --------            ---------         ---------        ---------       ---------

Book value December 31.......        10,875              757,462            45,903          125,656          939,896
                                   ========            =========         =========        =========       =========

Construction in progress includes capitalized interest at a rate of 12.56% (2000
- 12.56%) per annum. The capitalized interest included in the construction in process amounted to (euro) 7.3 million at December 31, 2001 (2000 - (euro) 8.8 million).

Property and equipment include assets held for sale of (euro) 59.0 million at December 31, 2001 (2000 - (euro) 47.1 million), which are not depreciated. These assets held for sale consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

6    Financial fixed assets

The movement in financial fixed assets is as follows:

                                                                               Other
                                                            Investments     Receivables      Total
                                                            -----------     -----------    --------
                                                              (euro)          (euro)         (euro)

Book value January 1.................................             -            11,003        11,003
Acquisitions.........................................           126                 -           126
Transfer to other receivables and prepaid expenses...             -            (2,955)       (2,955)
Valuation adjustment.................................          (126)                -          (126)
                                                              -----           -------       -------
Book value December 31...............................             -             8,048         8,048
                                                              =====           =======       =======

The other receivables mainly relate to prepayments regarding operation and maintenance charges on acquired leased infrastructure.

7    Inventory

The current value of the inventory does not significantly differ from its stated value.

8    Accounts Receivable

Accounts receivable as presented under current assets mature within one year.

9    Cash and Restricted Cash

On December 31, 2001, Versatel does not have a restricted cash balance. Restricted cash balances of (euro) 26.0 million at December 31, 2000 include amounts restricted in connection with the payment of interest to the holders of Senior Notes. Reference is made to
Note 10 for a description of these Notes.

Cash at December 31, 2001 includes marketable securities, mainly denominated in euro, for the amount of (euro) 242.3 million (2000 - (euro) 1,116.3 million). Otherwise no restrictions on usage of cash exist.

10   Senior Notes and Convertible Loans

On May 20, 1998 and November 17, 1998, Versatel issued two tranches of senior notes for respectively $225.0 million and $150.0 million with an interest rate of 13 1/4% due 2008, and warrants to purchase 3,000,000 (as adjusted) and 2,000,100 (as adjusted) shares respectively.

The discount on the second tranche of senior notes (amounting to 4%) is netted against the notes and is amortized on a straight-line basis over a period equal to the senior notes. The amortization charge is treated as an interest expense in the Consolidated statement of income.

On July 23, 1999, Versatel issued two tranches of senior notes for, US$180 million and (euro) 120 million, with an interest rate of 11 7/8% due 2009.

On March 30, 2000, Versatel issued (euro) 300 million 11 1/4% senior notes due 2010.

The discount on these senior notes is netted against the notes and will be amortized over a period equal to the senior note. The amortization charge is included in interest expenses using the effective interest rate method as interest expense in the Consolidated statement of income.

On December 9, 1999, Versatel issued 4% senior convertible notes for (euro) 300 million due 2004. The convertible notes can be converted into common shares of Versatel at a conversion price of (euro) 43.40. In addition to the regular interest payments, the principal of the notes accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

Versatel also issued (euro) 360 million 4% senior convertible notes due 2005. The convertible notes can be converted into common shares of Versatel at a conversion price of 60.76. In addition to the normal interest, the principal of the loan accretes at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

Versatel extinguished some of its long-term debt instruments and realized an extraordinary profit of (euro) 13.0 million on these transactions in 2001.

Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro. Versatel has not hedged its foreign currency exposure.

On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

Upon completion of the exchange offer, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, Versatel believes that the substantial reduction in future interest payments and principal repayments on the notes will reduce its additional funding requirements to less than (euro) 50 million. Versatel also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the exchange offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," required disclosure of fair value information about financial instruments whether or not recognized in the balance sheet. The carrying amounts reported in the consolidated balance sheets for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. As of December 31, 2001, the fair value of the Company's borrowings under the long-term debt amounts to approximately (euro) 496.1 million.

Liabilities with a remaining period of more than 1 year are specified as follows:

                                                2001                                              2000
                               ---------------------------------------            -------------------------------------
                                                                          Cash                                              Cash
                                                                        Interest                                         Interest
                                 Remaining period more than 1 year        Rate       Remaining period more than 1 year      Rate
                               ---------------------------------------            -------------------------------------
                                 Up to 5     More than                              Up to 5     More than
                                  years       5 Years       Total                    years       5 Years      Total
                                  (euro)      (euro)        (euro)                  (euro)        (euro)      (euro)

Senior Notes Due 2008.......            -      403,612      403,612       13.3%            -      392,367    392,367       13.3%
Senior Notes Due 2009.......            -      310,139      310,139       11.9%            -      309,793    309,793       11.9%
Senior Notes Due 2010.......            -      296,382      296,382       11.3%            -      295,943    295,943       11.3%
Convertible Loan Due 2004...      329,106            -      329,106        4.0%      314,299            -    314,299        4.0%
Convertible Loan Due 2005...      389,636            -      389,636        4.0%      372,240            -    372,240        4.0%
                               ----------   ----------   ----------               ----------   ----------   --------
                                  718,742    1,010,133    1,728,875                  686,539      998,103   1,684,642
                               ==========   ==========   ==========               ==========   ==========   =========

11   Accrued Liabilities

Accrued liabilities includes the short term portion of long term liabilities and long term debt, capital expenditure accruals, compensation accruals, network cost accruals, current income tax accruals and other accruals.

12   Capital Lease Obligations

Versatel entered into a master lease agreement with a finance company to lease certain telecommunications and electronic data processing equipment. Further Versatel entered into agreements for indefeasable rights of use ("IRU's") on fiber optic cable and network capacity. These IRU's agreements are typically over a 20 year period and have no restrictions on use or no bargain purchase options at the end of the terms. A substantial portion of our IRU agreements have been pre-paid and therefore are not included as capital lease obligations. These IRU agreements are presented as telecommunications equipment. The amortization charge applicable to capital leases is included in depreciation and amortization expense.

Commitments for minimum rentals under non-cancelable capital leases per December 31, 2001 are as follows:

                                                                         (euro)

2002..........................................................           2,851
2003  ........................................................           2,851
2004   .......................................................           2,089
2005  ........................................................           2,089
2006..........................................................           8,527
                                                                       -------
Total minimum lease payments..................................           18,407
Less amount representing interest.............................           (4,715)
                                                                       -------

Present value of net minimum lease payments...................           13,692
                                                                       ========

Property, plant and equipment include an amount of (euro) 98.8 million for capitalized leases (2000 - (euro) 60.3 million).

13   Taxes

The Company and the following subsidiaries Versatel Telecom Europe B.V., Versatel Telecom Netherlands B.V., Bizztel Telematica B.V., 7-klapper Beheer B.V., Vuurwerk Internet B.V., Vuurwerk Access B.V., Svianed B.V., Versatel 3G N.V., CS Net B.V. and CS Engineering B.V. constitute a fiscal unity.

Netherlands

In general, a Dutch holding company may benefit from the so-called "participation exemption". The participation exemption is a facility in Dutch corporate tax laws which allows a Dutch company to exempt, from Dutch income tax, any dividend income and capital gains in relation to its participation in subsidiaries which are legal entities residing in The Netherlands or in a foreign country. Capital losses are also exempted, apart from the liquidation losses (under stringent conditions). Any costs in relation to participations, to the extent these participations do not realize Dutch taxable profit, are not deductible. These costs include costs to finance such participations.

As of December 31, 2001, Versatel Telecom International N.V. and its Dutch Subsidiaries had generated net operating loss ("NOL") carry forwards for income tax purposes totalling approximately (euro) 652 million. For Dutch corporate income tax purposes, NOL carry forwards may be carried forward indefinitely. The current statutory rate for The Netherlands is 35%.

Belgium

As of December 31, 2001, Versatel Belgium had generated NOL carry forwards for income tax purposes totalling approximately (euro) 100 million. For Belgium income tax purposes NOL carry forwards may generally be carried forward indefinitely. The current statutory rate for Belgium is 40%.

Germany

As of December 31, 2001, the German activities of Versatel had generated NOL carry forwards for income tax purposes totalling approximately (euro) 187 million. For German income tax purposes, NOL carry forwards may be carried indefinitely. The current statutory rate for Germany is 39%

The company has recorded a valuation allowance equal to the total net deferred tax assets as of December 31, 2001 and 2000, due to the uncertainty of realization through future operations. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

                                                        2001            2000
                                                     ----------      ----------
                                                       (euro)          (euro)

Deferred tax assets.........................                  -               -
Operating loss carry forwards...............            341,929         226,128
                                                     ----------      ----------
Total deferred tax assets...................            341,929         226,128
Less valuation allowance....................           (341,929)       (226,128)
                                                     ----------      ----------

Net deferred taxes..........................                  -               -
                                                     ==========      ==========

The difference between the income tax expense provided in the consolidated financial statements and the expected income tax benefit at statutory rates related to the Company's corporate and foreign subsidiary operations for the years ended December 31, 2001 and 2000 is reconciled as follows:

                                                        2001            2000
                                                     ----------      ----------
                                                       (euro)          (euro)
Expected income tax benefit at the weighted average
statutory rate of 37%..............................     140,241         156,058
Amortization of goodwill...........................      (6,469)         (6,556)
Stock based compensation...........................      (1,993)         (7,256)
Other..............................................      (7,713)         (2,704)
Valuation allowance................................    (124,066)       (139,542)
                                                     ----------      ----------

Total income tax benefit...........................           -               -
                                                     ==========      ==========

14   Rent and Operating Lease Commitments

Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 2001:

                                                         (euro)

2002...............................................      15,263
2003...............................................      14,366
2004...............................................      12,164
2005...............................................       9,437
2006...............................................       8,955
2007 and further...................................      33,603
                                                      ---------
                                                         93,788
                                                      =========

Rent and operating lease expenses amounted to approximately (euro) 19.9 million in 2001. The main part of future commitments relates to the renting of Points-of- Presence for a ten-year period.

15   Other Commitments

Commitments in connection with Versatel's capital expenditures relating to customer connections and network build, not yet recorded on the balance sheet amount to approximately (euro) 20.2 million as of December 31, 2001. Reference is made to Note 5.

16   Personnel

The average number of personnel during the year was approximately 1,543 (2000 - 1,601) employed in the following functional areas:

                                                       2001           2000
                                                    ----------     ----------

Network operations.................................     477             268
Internet operations                                      67              98
Sales and marketing................................     555             190
General and administration.........................     444           1,045
                                                     ------          ------
                                                      1,543           1,601
                                                     ======          ======

17   Segment information

a)  Revenues

Until 1999, Versatel essentially managed its business as one segment. Versatel's substantial growth during 2000 led us to formally manage its business by different segments according to the geographic locations of its markets: The Netherlands, Germany, and Belgium. Versatel generates revenue by providing a full range of voice, data and Internet services. Versatel has a separate management team for The Netherlands, Germany and Belgium respectively due to the distinct market dynamics of the regions in which we operate and to better serve our customers.

In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, Versatel operates Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands. Zon's financial and operating results are included in The Netherlands.

The key operating performance measures used to evaluate the different segments are revenues and Adjusted EBITDA. The accounting policies of the business segment are the same as those described in Note 3: Accounting Principles.

In March 2000, we acquired Komtel in Germany. Komtel's activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the cost relating to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

Versatel's revenues presented on a geographical basis is divided as follows:

                                                       2001            2000
                                                    ----------      ----------
                                                      (euro)          (euro)

The Netherlands....................................   159,241         105,939
Belgium............................................    35,050          21,634
Germany (1)........................................    61,442          53,896
                                                     --------        --------

Total (2)..........................................   255,733         181,469
                                                     ========        ========
----------
(1) In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the year ended December 31, 2001 amounted to (euro) 80.1 million.
(2) Total gross billings for the year ended December 31, 2001 amounted to (euro)
    274.4 million.

Further, Versatel believes the revenues per service by customer type is an important indicator of the evolution of its broadband services product portfolio. Versatel's revenues on a service by customer type is divided as follows:

                                                          2001          2000
                                                       ----------    ----------
                                                         (euro)        (euro)
Business customers
  Voice.............................................     95,551        70,833
  Data..............................................     45,616        25,909
  Internet..........................................     38,109        26,378
Residential customers
  Voice.............................................     13,776         9,012
  Internet..........................................     13,530        11,650
Carrier Services customers
  Voice (1).........................................     16,985        18,098
  Data..............................................      9,165        10,982
  Other (2).........................................     23,001         8,607
                                                      ---------     ---------
Total (3)...........................................    255,733       181,469
                                                      =========     =========
----------
(1) In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the twelve months ended December 31, 2001 amounted to (euro) 35.6 million.
(2) Other sales consists of asset sales of telecommunications infrastructure, see also note 20.
(3) Total gross billings for the year ended December 31, 2001 amounted to
    (euro) 274.4 million.

Versatel has a substantial business relationship with the UWV-Group of which the GAK-Group forms an integral part as of January 1, 2002 in The Netherlands. For the years ended December 31, 2001 and 2000, the GAK-Group accounted for 4.7% and 6.7% of revenues amounting to (euro) 12.1 million and (euro) 12.1 million in the respective years.

b)  Adjusted EBITDA

Due to the integrated nature of the Company's activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

The Company's Adjusted EBITDA presented on a geographical basis is divided as follows:

                                                       2001            2000
                                                    ----------      ----------
                                                      (euro)          (euro)

The Netherlands....................................    (12,764)        (81,426)
Belgium............................................    (24,283)        (19,183)
Germany............................................    (27,233)        (57,847)
                                                    ----------       ---------
Total consolidated Adjusted EBITDA.................    (64,280)       (158,456)
                                                    ==========       =========

Stock based compensation...........................     (5,695)         (7,034)
Tax penalties......................................     (2,978)              -
Restructuring expense..............................    (11,240)              -
                                                    ----------       ---------
Total consolidated EBITDA..........................    (84,193)       (165,490)
                                                    ==========       =========

Management allocates both network services and corporate overhead costs to The Netherlands because the Company's headquarters, including the network operating center, are located at Versatel's main office in Amsterdam, The Netherlands.

c)  Tangible Fixed assets

Due to the integrated nature of our activities a meaningful breakdown of the tangible fixed assets between services per customer type is not presented here.

Versatel's tangible fixed assets presented on a geographical basis is divided as follows:

                                                       2001            2000
                                                    ----------      ----------
                                                      (euro)          (euro)

The Netherlands....................................   460,141         346,494
Belgium............................................   106,918          76,634
Germany............................................   247,181         168,263
                                                    ---------       ---------
                                                      814,240         591,391
Construction in Process............................   125,656         175,766
                                                    ---------       ---------
                                                       39,896         767,157
                                                    =========       =========

18   Restructuring Expense

Restructuring expenses are those expenses related to the termination of employees and related compensation expense, and expenses incurred to terminate contracts for equipment and facilities that have no future economic benefit.

During 2001, Versatel announced two restructurings to create operational synergies as a result of its increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

In total, Versatel recognized a charge of (euro) 11.2 million in 2001 to cover employee termination costs and other restructuring costs. As of December 31, 2001, (euro) 7.9 million of the (euro) 11.2 restructuring reserve has been paid in cash and a total of 413 Versatel employees have been terminated. Versatel expects to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

19   Extraordinary Items

Versatel recognized a one time gain of (euro) 13.0 million for the year ended December 31, 2001. During the year ended December 31, 2001, Versatel repurchased in the open market (euro) 22.1 million in principal amount outstanding of its long-term debt securities utilizing cash from its existing cash balances. We entered into these transactions in an effort to retire a portion of the debt securities that were trading at distressed levels.

20   Non-monetary transactions

Based on Versatel's business plan certain assets have been categorized as assets held for sale within fixed assets. For the year ended December 31, 2001 and December 31, 2000 approximately (euro) 23.0 million and (euro) 4.8 million of Versatel's revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. The gains realized on these transactions in 2001 and 2000 amounted to (euro) 18.7 million and (euro) 4.0 million respectively. For these revenues, we applied the accounting principle for non-monetary transactions. These transactions are not reflected in the consolidated cash flows statement. Taking the non-monetary transactions of 2001 into consideration the gross capital expenditures amounted to (euro) 274.9 million.

21   Legal Proceedings

In October 2000 we were informed by the public prosecutor in The Netherlands of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of (euro) 3.0 million that was made in the fourth quarter of 2001 whereby all criminal charges were dropped, without any admission of guilt by us. The Company intends to challenge the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which could amount to up to approximately
(euro) 10.0 million. Should the Company be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor.

On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel's initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel's prospectus was false or misleading in that it failed to disclose
(i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters' customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel's stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. The Company intends to contest the action vigorously.

Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

22   Cash Flow Statement

The cash flow statement is derived from the statement of income and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash in the cash flow statement includes marketable securities, time deposits and bankoverdrafts. Movements in provisions for assets have been included under the item provided for.

The cash balances of sold group companies are offset with the cash proceeds from sale of these subsidiaries. Variances as result of deconsolidation are excluded from the net cash from operating activities. The cash balances of purchased group companies are offset with the cash used for acquisitions of these subsidiaries.

23   Differences between US GAAP and Dutch GAAP.

In accordance with US GAAP, the company records stock-based compensation expense related to its stock option plan using the intrinsic method. This accounting method results in a compensation expense for the difference between the grant price and the fair market value in case the grant price is below the fair market value at the time of the grant. The difference between the grant price and the fair market value is recognized as compensation expense over the vesting period of the options. Under Dutch GAAP (RJ271 "Employee benefits") these stock-based compensation expense should be recognized at the date of grant if the current market price of the underlying stock exceeds the exercise price.

The impact on the result for the year consists of;

a) the difference between the full expense of the 2001 option plan and the expenses recognized in relation to the plan under US GAAP,
b) the reversal of current year expenses in relation to prior years' grants, and
c) the difference between the release in the income statement for options granted and expensed in prior years and cancelled in 2001.

The reconciliation between the net loss in accordance with US GAAP and the net loss under Dutch GAAP is as follows:

                                                                     2001
                                                                  ----------
                                                                    (euro)

Net loss as per Consolidated statement of income
      in accordance with US GAAP..............................      (378,561)
Reversal of stock-based compensation expense as
      per US GAAP.............................................         5,695
Stock-based compensation expense 2001 option plan.............        (1,240)
Difference in release of expenses for cancelled options.......           952
                                                                  ----------

Net loss in accordance with Dutch GAAP........................      (373,154)
                                                                  ==========

There is no impact on total shareholders' equity between US GAAP and Dutch GAAP other than certain reclassifications within total shareholders' equity.

                       Versatel Telecom International N.V.


                              Financial Statements

Balance sheet
at December 31, 2001

(Before appropriation of net result)
(Currency - Thousands of euro)

                                                        2001            2000
                                                     -----------    -----------
                                                       (euro)          (euro)

ASSETS

Fixed assets
Intangible fixed assets............................      170,940        187,139
Financial fixed assets.............................      156,882         57,688
                                                     -----------    -----------
      Total fixed assets...........................      327,822        244,827
                                                     -----------    -----------

Current assets
Accounts receivable
Group companies....................................      704,986        622,245
Other receivables and prepaid expenses.............        6,853         14,838
                                                     -----------    -----------
                                                         711,839        637,083
                                                     -----------    -----------

Restricted cash....................................            -         26,009
Cash...............................................      717,292      1,177,704
                                                     -----------    -----------
                                                         717,292      1,203,713
                                                     -----------    -----------

      Total current assets.........................    1,429,131      1,840,796
                                                     -----------    -----------

      Total assets.................................    1,756,953      2,085,623
                                                     ===========    ===========


SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity
Issued and paid-in capital.........................        2,073          2,033
Additional paid-in capital.........................      977,154        958,310
Warrants...........................................          336            722
Legal reserve......................................       33,486         41,435
Accumulated deficit................................    (661,182)       (239,835)
Net loss for the period............................    (378,561)       (421,347)
                                                     -----------    -----------
      Total shareholders' equity...................     (26,694)        341,318
                                                     -----------    -----------

Long-term liabilities..............................    1,728,825      1,684,641
                                                     -----------    -----------

Short-term liabilities
Accounts payable...................................        1,494          1,531
Accrued liabilities................................       53,328         58,133
                                                     -----------    -----------
      Total short-term liabilities.................       54,822         59,664
                                                     -----------    -----------

      Total shareholders' equity and liabilities...    1,756,953      2,085,623
                                                     ===========    ===========

Statement of income
for the year ended December 31, 2001

(Currency - Thousands of euro)

                                                        2001            2000
                                                     -----------     -----------
                                                       (euro)          (euro)

Loss after taxes...................................    (151,645)       (185,999)

Loss from investments..............................    (226,916)       (235,348)
                                                     -----------     ----------

Net loss...........................................    (378,561)       (421,347)
                                                     ===========     ==========

Notes to financial statements
at December 31, 2001

(Currency - Thousands of euro)

1    General

The description of the Company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the Company-only financial statements.

In accordance with article 402 Book 2, Part 9 of the Dutch Civil Code the statement of income is presented in abbreviated form.


2    Accounting Principles

a)   General

The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

b)   Financial fixed assets

The investments in subsidiaries are stated at the net asset value of the subsidiaries if influence of significance can be exercised over the subsidiaries' operational and financial activities. The net asset value is determined on the basis of the accounting principles as applied by the Company.


3    Intangible Fixed Assets

The movement in intangible fixed assets is as follows:


                                                                                   Finance
                                                                Goodwill            Costs            Total
                                                              --------------    --------------    -------------
                                                                  (euro)           (euro)            (euro)

Book value January 1........................                      145,704           41,435           187,139
Additions...................................                       10,232                -            10,232
Dispositions................................                            -           (1,244)           (1,244)
Amortization................................                      (18,482)          (6,705)          (25,187)
                                                              -----------       ----------        ----------

Book value December 31......................                      137,454           33,486           170,940
                                                              ===========       ==========        ==========

Original cost...............................                      183,812           48,649           232,461
Accumulated amortization ...................                      (46,358)         (15,163)          (61,521)
                                                              -----------       ----------        ----------

Book value December 31......................                      137,454           33,486           170,940
                                                              ===========       ==========        ==========


4    Financial Fixed Assets

The movement in financial fixed assets is as follows:


                                                                                  Receivables
                                                              Investments in       from Group
                                                              Group Companies      Companies          Total
                                                              --------------    --------------    -------------
                                                                  (euro)           (euro)            (euro)
Balance January 1....................................            (132,991)         190,679            57,688
Additions............................................                   -          305,032           305,032
Loss from investments................................            (226,916)               -          (226,916)
Capital contributions................................              21,078                -            21,078
                                                              -----------       ----------        ----------

Balance December 31..................................            (338,829)         495,711           156,882
                                                              ===========       ==========        ==========

5    Shareholders' Equity

The movement in shareholders' equity is as follows:


                                                               Issued and        Additional
                                                                 Paid-in           Paid-in
                                                                 Capital           Capital         Warrants
                                                              --------------    --------------    -------------
                                                                  (euro)           (euro)            (euro)
Balance January 1....................................               2,033          958,310               722
Issuance of shares...................................                   -            2,941                 -
Issuance of shares for acquisitions..................                   1              524                 -
Warrants exercised...................................                  17              662              (386)
Options exercised....................................                  22            1,073                 -
Capitalized finance costs............................                   -            7,949                 -
Deferred compensation................................                   -            5,695                 -
Appropriation of 2000 result.........................                   -                -                 -
Net loss for the period..............................                   -                -                 -
                                                              -----------       ----------        ----------

Balance December 31..................................               2,073          977,154               336
                                                              ===========       ==========        ==========



                                                                                 Net Loss
                                                   Legal       Accumulated        for the
                                                  Reserve       Deficit            Year              Total
                                                  ---------   --------------    --------------    -------------
                                                   (euro)        (euro)            (euro)            (euro)
Balance January 1...........................       41,435        (239,835)        (421,347)          341,318
Issuance of shares..........................            -               -                -             2,941
Issuance of shares for acquisitions.........                                                             525
Warrants exercised..........................            -               -                -               293
Options exercised...........................            -               -                -             1,095
Capitalized finance costs...................       (7,949)              -                -                 -
Deferred compensation.......................            -               -                -             5,695
Appropriation of 2000 result................            -        (421,347)         421,347                 -
Net loss for the period.....................            -               -         (378,561)         (378,561)
                                                  -------     --------------    ----------        ----------

Balance December 31.........................       33,486          (661,182)      (378,561)          (26,694)
                                                  =======     ==============    ==========        ==========

Ordinary shares consist of 175 million authorized ordinary shares of which 91,352,247 shares are issued and outstanding at December 31, 2001. The shares have a par value of NLG 0.05 each.

The authorized share capital of Versatel consist of 20 million preference shares A with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG 0.05. No such shares have yet been issued.

In 2001, the Company issued 7,500 shares for a total value of (euro) 0.5 million to former owners of acquired companies either as acquisition price or as earn-out arrangements.

As of December 31, 2001, Versatel has 53,135 warrants outstanding, giving right to purchase 708,502 ordinary shares, with a strike price of (euro) 1.16 that were issued in accordance with our first and second high yield offerings.

Versatel has established the following stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan"), the 2000 Stock Option Plan (the "2000 Employee Plan") and the 2001 Stock Option Plan (the "2001 Plan").

1997 Stock Option Plan

In December 1996, Versatel's shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

As of December 31, 2001, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan. As of December 31, 2001, 335,500 options granted under the 1997 Plan had been exercised for a total of 335,500 shares. A further 12,500 options are still outstanding under the 1997 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1998 Stock Option Plan

In March 1998, Versatel's shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

As of December 31, 2001, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan. As of December 31, 2001, 4,263,766 options granted under the 1998 Plan had been exercised for a total of 4,263,766 shares. A further 706,334 options are still outstanding under the 1998 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

1999 Stock Option Plan

In January 1999, Versatel's shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

As of December 31, 2001, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. As of December 31, 2001, 410,493 options granted under the 1999 Plan had been exercised for a total of 410,493 shares. A further 900,475 options are still outstanding under the 1999 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2000 Stock Option Plan

In December 1999, Versatel's supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years (except for an aggregate of 100,000 options which were immediately exercisable) after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

As of December 31, 2001, options to purchase 2,688,850 ordinary shares have been granted under the 2000 Plan. As of December 31, 2001, 100,000 options granted under the 2000 Plan have been exercised for a total of 100,000 shares. A further 1,306,200 options are still outstanding under the 2000 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

2001 Stock Option Plan

In May 2001, Versatel's supervisory board approved the 2001 Stock Option Plan. The 2001 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option.

As of December 31, 2001, options to purchase 1,055,900 ordinary shares have been granted under the 2001 Plan. As of December 31, 2001, 852,000 options are still outstanding under the 2001 Plan. The remaining options that were previously granted under this stock option plan have subsequently been cancelled, in most cases upon the termination of the employment of the recipient of the options.

All costs related to stock option plans are included in stock-based compensation.

6    Joint and Several Liability

In accordance with article 403 Book 2, Part 9 of the Dutch Civil Code the company has assumed joint and several liability for all legal transactions carried out by the following group companies:

Name                                                    Legal Seat
-----------------------------------                     -----------------

Versatel Telecom Europe B.V.                            Amsterdam
Versatel Telecom Netherlands B.V.                       Amsterdam
Versatel Internet Group N.V.                            Amsterdam
Versatel 3G N.V.                                        Amsterdam
Bizztel Telematica B.V.                                 Leeuwarden
CS Net B.V.                                             Waddinxveen
CS Engineering B.V.                                     Waddinxveen
Svianed B.V.                                            Amsterdam
7-Klapper Beheer B.V.                                   Haarlem
Vuurwerk Internet B.V.                                  Haarlem
Vuurwerk Access B.V.                                    Haarlem

The liabilities of these companies to third parties amount to (euro) 114.0 million (2000 - (euro) 113.1 million).


7    Statutory Directors and Supervisory Directors

During the years ended December 31, 2000 and 2001 Versatel had one statutory director. In accordance with Article 383, Book 2, Part 9 of the Dutch Civil Code the remuneration of the statutory director is not presented. The remuneration of the supervisory directors in 2001 amounted (euro) 147 (2000 - (euro) 123).



March 26, 2002

The Board of Supervisory Directors

The Executive Board

                            Part V Other Information

Auditors' Report

Introduction

We have audited the financial statements of VERSATEL TELECOM INTERNATIONAL N.V., Amsterdam, for the year 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.



 /s/ Arthur Andersen
--------------------------
     Arthur Andersen

Amsterdam, The Netherlands,
March 26, 2002

Appropriation of Net Income

The Articles of Association provide that the appropriation of the net result is subject to the disposition decided upon at the Annual General Meeting of Shareholders.

Preference and Priority Share Rights

a) Preference Shares A

Holders of preference shares A will be entitled to one vote per share. There are no cumulative voting rights. Preference shares A have no pre-emptive rights. Preference shares A are entitled to an annual dividend, to be set by the corporate body authorized to issue the preference shares A.

Preference shares A may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The preference shares A will be in registered form and share certificates will not be issued.

Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003.

As of the date of this annual report, no preference shares A are issued or outstanding.

b) Preference Shares B

Holders of preference shares B will be entitled to one vote per share. There are no cumulative voting rights. Preference shares B have no pre-emptive rights. Preference shares B are entitled to a cumulative annual dividend calculated on the basis of a fixed interest rate, as set by the European Central Bank from time to time, on the paid up portion of the nominal value of the preference shares B, to the extent of the distributable profits, prior to any dividend distribution on any of our other shares being made.

Preference shares B may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. Notwithstanding such delegation, an issue of preference shares B that would exceed 100% of the number of our other outstanding shares will require the approval of our shareholders at a general meeting. The preference shares B will be in registered form.

Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant rights to subscribe for, preference shares, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on preference shares B, which will not exceed 100% of all our other outstanding shares, to an independent foundation, Stichting Continuiteit Versatel Telecom International, established under Netherlands law.

As of the date of this annual report, no preference shares B are issued or outstanding.

c) Priority Share

The holder of the priority share will be entitled to one vote. There are no cumulative voting rights. However, the priority share will have certain special voting rights as described below. The priority share has no pre-emptive rights. The priority share is entitled to a nominal annual dividend of 20% of its nominal value, to the extent of distributable profits.

The priority share may be issued pursuant to a resolution passed at a general meeting of shareholders or the shareholders, at a general meeting, may delegate this power to another corporate body. The priority share will be in registered form.

Our management board has obtained from the shareholders at a general meeting, the authority to issue, or grant a right to subscribe for, the priority share, subject only to the prior approval of the supervisory board, until May 14, 2003. As a result, our management board has granted a call option on the priority share to an independent foundation, Stichting Prioriteit Versatel Telecom International, established under Netherlands law.

As of the date of this annual report, the priority share is not issued or outstanding.

Holders of fully paid-up shares are not subject to or liable for any further capital calls by the Company.

Subsequent Events

Effective January 1, 2002, a legal merger took place within the Versatel group in The Netherlands, by which Versatel Telecom Netherlands B.V., Svianed B.V., 7-Klapper Beheer B.V., Vuurwerk Internet B.V. and Vuurwerk Access B.V. amalgamated into Versatel Telecom Europe B.V. Subsequently, the statutory name of Versatel Telecom Europe B.V. was changed into Versatel Nederland B.V. These changes in the corporate structure are part of a corporate clean-up within the entire Versatel group. A similar operation is currently in process within the Belgium operating companies. We further incorporated Versatel Finance B.V.

On January 15, 2002 Versatel Deutschland Holding GmbH purchased an additional 2% interest in Komtel from Stadtwerke Flensburg GmbH, the former shareholder, increasing Versatel's interest to 82%. An amendment to the existing share and purchase agreement was signed for this purpose. It was further agreed upon to postpone the exercise of the option for the sale of the remaining 18% shareholding (against a purchase price of (euro) 13.9 million). The option is now exercisable between July 1 and July 15 in each of 2002, 2003, 2004 or 2005. Versatel Deutschland Holding GmbH is further to ensure a minimum of 200 full time employees (as opposed to 140 employees before) to be employed in the city of Flensburg until the option is exercised. If these criteria are not met, a penalty of a maximum of (euro) 0.8 million is due to Stadtwerke Flensburg GmbH.

On March 5, 2002, Versatel was put on the "penalty bench" (strafbankje) by Euronext Amsterdam after indicating to Euronext Amsterdam that it believed it had a negative equity position. Versatel has confirmed with Euronext Amsterdam that while the penalty bench serves as a warning sign to investors that Versatel has a negative equity position, it will not result in Versatel being "de-listed" from the Euronext Amsterdam exchange. The penalty bench will also not affect how Versatel trades or its ability to remain a listed stock on the Official Segment of Euronext Amsterdam N.V.

On March 20, 2002, the Stichting Continuiteit Versatel Telecom International agreed with Versatel and certain noteholders that it will not exercise its call option of the preference shares B until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

On March 20, 2002, the Stichting Prioriteit Versatel Telecom International agreed with Versatel and certain noteholders that it would not exercise its call option on the priority share until the completion of our financial restructuring or until the termination of the lock-up agreement (other than as a result of the completion of our financial restructuring).

On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of a revised exchange offer and consent solicitation.

The committee is part of a wider group of holders of notes that collectively owns approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

Additionally, Gary Mesch, the current Supervisory Board Chairman, founder and former CEO, has announced that upon successful completion of the restructuring he will resign from the Supervisory Board.

Daniel Hayes has resigned as Chief Information Officer.

                                Part VI Form 20-F

The Company's Form 20-F for the year ended December 31, 2001 has been filed with the Securities and Exchange Commission on March 29, 2002 and is incorporated by reference herein.

    Part VII Report of Stichting Continuiteit Versatel Telecom International

         Report of Stichting Continuiteit Versatel Telecom International
             (Foundation Continuity Versatel Telecom International)
                     To the General Meeting of Shareholders

--------------------------------------------------------------------------------


In line with the requirements of Annex X of the Euronext Listing Rules (Bijlage X Euronext Fondsenreglement, hereinafter: "Euronext Listing Rules"), the Board of Stichting Continuiteit Versatel Telecom International (Foundation Continuity Versatel Telecom International, hereinafter: "Foundation Continuity") hereby reports as follows.

On August 29, 2000, Versatel Telecom International N.V. (hereinafter: "the Issuing Authority") incorporated Foundation Continuity. The foundation was incorporated to attend to the best interests of the Issuing Authority (including affiliates) and its business, and to ensure that influences that might affect the independence and/or the continuity and/or the identity of the Issuing Authority and its business will be resisted to the maximum of its ability, insofar those influences are conflicting with the interests of the Issuing Authority. Foundation Continuity may achieve these objects through the acquisition and administration of shares - in particular in preference shares class B - in the capital of the Issuing Authority and the exercise of rights attached to those shares, among which in particular the voting rights.

Foundation Continuity has five Board Members, of which one Board Member - Mr. Van Doorne - is related to the Issuing Authority. Mr. Van Doorne also acts as Supervisory Director to the Issuing Authority. The other four Board Members, Messrs. Bierstee, Van Heijningen Nanninga, Jaakke and Runderkamp are independent of the Issuing Authority. The Board consists of the minimum number of five members. Foundation Continuity and the Issuing Authority believe that Foundation Continuity is independent of the Issuing Authority in conformity with the Euronext Listing Rules.

Filed at the Issuing Authority is a list of (former) functions of the Board Members of Foundation Continuity, insofar of relevance to their voting rights in connection with the preference shares B.

The Board of Foundation Continuity met two times in 2001.

On 8 May 2001, Foundation Continuity signed an option agreement with the Issuing Authority, relating to its potential interest in the Preference Shares B. However, on March 20, 2002, Foundation Continuity agreed with the Issuing Authority and certain bondholders who signed a lock-up agreement, that it will not exercise its call option on the preference shares B until the completion of the financial restructuring of the Issuing Authority or until the termination of the lock-up agreement (other than as a result of the completion of the financial restructuring of the Issuing Authority).

The independent Board Members personally do not and will not hold shares in the Issuing Authority.

Amsterdam, March 26, 2002

The Board of Stichting Continuiteit Versatel Telecom International (Foundation Continuity Versatel Telecom International)


Mr. Henk Bierstee                           Chairman
Mr. Leo van Doorne
Mr. Joost van Heijningen Nanninga
Mr. John Jaakke
Mr. Paul Runderkamp

     Part VIII Report of Stichting Prioriteit Versatel Telecom International

          Report of Stichting Prioriteit Versatel Telecom International
              (Foundation Priority Versatel Telecom International)
                     To the General Meeting of Shareholders

--------------------------------------------------------------------------------

In line with the requirements of Annex X of the Euronext Listing Rules (Bijlage X Euronext Fondsenreglement, hereinafter: "Euronext Listing Rules"), the Board of Stichting Prioriteit Versatel Telecom International (Foundation Priority Versatel Telecom International, hereinafter: "Foundation Priority") hereby reports as follows.

On August 29, 2000, Versatel Telecom International N.V. (hereinafter: "the Issuing Authority") incorporated Foundation Priority. The foundation was incorporated to attend to the best interests of the Issuing Authority (including affiliates) and its business, and to ensure that influences that might affect the independence and/or the continuity and/or the identity of the Issuing Authority and its business will be resisted to the maximum of its ability, insofar those influences are conflicting with the interests of the Issuing Authority. The foundation may achieve these objects through the acquisition and administration of shares - in particular the priority share - in the capital of the Issuing Authority and the exercise of rights attached to the priority share, among which in particular the voting rights.

Foundation Priority has three Board Members, of which one Board Member - Mr. Van Doorne - is related to the Issuing Authority. Mr. Van Doorne also acts as Supervisory Director to the Issuing Authority. The other two (independent) Board Members are Messrs. Jaakke and Runderkamp. Foundation Priority and the Issuing Authority believe that Foundation Priority is independent of the Issuing Authority in conformity with the Euronext Listing Rules.

Filed at the Issuing Authority is a list of (former) functions of the Board Members of Foundation Priority, insofar of relevance to their voting rights in connection with the Priority Share.

The Board of Foundation Priority met two times in 2001.

On 8 May 2001, Foundation Priority signed an option agreement with the Issuing Authority, relating to its potential interest in the priority share. However, on March 20, 2002, Foundation Priority agreed with the Issuing Authority and certain bondholders who signed a lock-up agreement, that it will not exercise its call option on the priority share until the completion of the financial restructuring of the Issuing Authority or until the termination of the lock-up agreement (other than as a result of the completion of the financial restructuring of the Issuing Authority).

The independent Board Members personally do not and will not hold shares in the Issuing Authority.

Amsterdam, March 26, 2002


The Board of Stichting Prioriteit Versatel Telecom International
(Foundation Priority Versatel Telecom International)


Mr. John Jaakke                             Chairman
Mr. Leo van Doorne
Mr. Paul Runderkamp

                                Part IX Glossary

Glossary

Access costs -- The costs paid by long distance carriers to the local telephone companies for accessing the local networks of the local telephone companies to originate and terminate long distance calls.

ADM (add-drop multiplexer) -- A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an El line.

ADSL (asymetrical digital subscriber line) -- A member of the digital subscriber line family of copper loop enhancing technologies (see "DSL"), ADSL is asymmetric, meaning than it provides faster transmission rates downstream than upstream.

ATM (asynchronous transfer mode) -- An international standard for high-speed broadband packet-switched networks, operating at digital transmission speeds above 1.544 Mbps.

Bandwidth -- The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Bits -- The smallest unit of digital information utilized by electronic information processing, storage or transmission systems.

Bps (Bits per second) -- The basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

Carrier -- A company authorized by a regulatory agency to provide communications services.

Carrier pre-selection -- The ability of end users to select the long distance or international operator of their choice prior to the time their calls are first made.

Carrier selection -- The ability of end users to select on a call-by-call basis the long distance or international operator of their choice.

Circuit switching -- A switching technique that establishes a dedicated transmission path between originating and terminating points and holds that path open for the duration of a call.

Co-location -- When an end-user or competing local telecommunications service provider locates telephone network equipment at the building that houses switches belonging to another telephone carrier, the user or competing provider is said to be "co-located" with the other telephone carrier. The advantage for the co-locating party is that it can make a direct connection to local and long distance facilities and substantially reduce access costs.

Closed User Group -- A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

Connectivity -- The property of a network that allows dissimilar devices to communicate with each other.

Dark fiber -- Any installed fiber optic cable lacking a light transmission or signal, as opposed to in-service or "lit" fiber.

Dial around -- Use of carrier access numbers and/or carrier identification codes to place a call through a carrier other than the one presubscribed to the originating phone.

DSL (digital subscriber line) -- A family of technologies that provides high-bandwidth transmission over standard twisted copper wires (regular telephone lines).

DWDM (dense wavelength division multiplexing) -- A multiplexing technique allowing multiple different signals to be carried simultaneously, with transmission capacity as high as 160 Gbps, on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

E1 -- The European counterpart to the North American T-1 transmission speed. The T-1 is a type of digital carrier transmitting voice or data at 1.544 Mbps. A T-1 carrier can handle up to 24 multiplexed 64 Kbps digital voice/data channels. A T-1 carrier system can use metallic cable, microwave radio or optical fiber as a transmission media.

E3 -- The European counterpart to the North American T-3 transmission speed. The T-3 is a type of digital carrier transmitting voice or data at 34 Mbps (see also "E1").

Facilities -- Transmission lines, switches and other physical components used to provide telephone service.

Facilities-based -- When a carrier owns or leases a network and facilities to run that network, services offered on it are said to be facilities-based.

Facilities-based carrier -- A company that owns or leases its international network facilities including undersea fiber optic cables and switching facilities rather than reselling time provided by another facilities-based carrier.

Fiber -- A filament, usually of glass, through which light beams carrying voice, data or video transmissions are guided.

Fiber optic -- Technology based on thin filaments of glass or other transparent materials used as the medium for transmitting coded light pulses that represent data, image and sound. Fiber optic technology offers extremely high transmission speeds. It is the medium of choice for the telecommunications industry. Fiber is immune to electrical interferences and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has more bandwidth capacity than a copper wire the width of a telephone pole.

Fiber optic ring network -- Where a network is configured in bi-directional circular fashion. If a portion of the ring malfunctions, the signal can be re-routed back the way it came, around the circle, to complete the connection.

Frame relay -- A method of achieving high-speed, packet-switched data transmissions within digital networks at transmission speeds between 56 Kbps and
1.544 Mbps.

Gbps (giga bits per second) -- A measurement of speed for digital signal transmission expressed in billions of bits per second.

Interconnect -- Connection of a telecommunications device or service to the PSTN.

Intranet -- A corporate communications system that uses the global Internet protocol for employee-to-employee communications and information transactions. An intranet allows employees of a company to access company and customer information not available to the public, receive company or customer information and communicate with other employees.

IP (Internet protocol) -- The standard that defines the information unit being passed among the host computers and packet-switched networks that make up the Internet. The Internet protocol provides the basis for packet delivery on the Internet.

IPX -- Novell NetWare connection protocol.

ISDN (integrated services digital network) -- Switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data over multiple multiplexed communications channels and employing transmission and out-of-band signaling protocols that conform to internationally defined standards.

Kbps (thousands of bits per second) -- A measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN (local area network) -- A private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Local loop -- That portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premises interface which connects to the inside wiring and equipment at the customer premises to a terminating point within the switching wire center.

Mbps (millions of bits per second) -- A measurement of speed for digital signal transmission expressed in millions of bits per second.

MDF (main distribution frame) -- patch panel for connecting customer equipment.

Multiplexing -- An electronic or optical process that combines a large number of lower-speed transmission lines into one high-speed line by splitting the total available bandwidth of the high-speed line into narrower bands, or by allotting a common channel to several different transmitting devices, one at in sequence. Multiplexing devices are widely used in networks to improve efficiency by concentrating traffic.

NACD (network automatic call distribution) -- provides call queuing and distribution functions.

Number Portability -- The ability of end users to keep their number when changing operators.

Operating Support Systems -- A general term encompassing the electronic and manual systems used to fill orders for retail and wholesale telephone services.

PBX (private branch exchange) -- A switching system within an office building that allows calls from outside to be routed directly to the individual instead of through a central number. A PBX also allows for calling within an office by way of four-digit extensions.

Platform -- A group of unbundled network elements assembled and sold together as a package.

POP (points of presence) -- A location containing switches or other networking equipment through which users connect to a network.

Protocol -- A formal set of rules and conventions governing the formatting and relative timing of message exchange between 2 communicating points in a computer system or data communications network.

PSTN (public switched telephone network) -- A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

PTT (Postal, Telephone and Telegraph Company) -- The dominant carrier or carriers in each Member State of the EU, until recently, often, but not always, government-owned or protected.

Redundancy -- Incorporation of duplicate components into a system so that a duplicate component immediately takes over if the primary components fails.

Remote Access -- A PBX feature that allows a user at an outside location to access certain PBX features, such as call answering and advance calling, by telephone. The user dials a direct distance dialing number to connect to the PBX and then dials authorization and instruction codes to get the PBX services.

Reseller -- A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment), but obtains communications services from another carrier for resale to the public for profit.

Router -- A device for interconnecting local area networks that have dissimilar operating protocols but which share a common network interconnection protocol.

Routing -- Process of selecting the correct circuit path for a message.

SDH (synchronous digital hierarchy) -- SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

SONET (synchronous optical network standard) -- An ultra-high-speed, fiber optic transmission standard for large-scale, fiber-based digital transmission networks that use equipment from many different manufacturers. It is the first telecom industry agreement on standardized interfaces between fiber optic transmission systems and is well on the way to becoming an international standard.

STM-1 (synchronous transport module) -- SDH notation for data transport, used for transport and connection providing capacity of 155 Mbps.

Switch -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

T1 or T3 -- see "E1" or "E3."

Telephony -- A generic term describing voice telecommunications.

Traffic -- A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

WAN (wide area network) -- a large-scale, high speed communications network used primarily for interconnecting local area and metro area networks located in different cities, states or countries.

xDSL -- a digital subscriber line providing high speed customer connection over copper pairs.

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands




                              Tel: + 31 20 750 1000
                              Fax: + 31 20 750 1001
                            Website: www.versatel.com













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